R.G. BARRY CORPORATION

13405 Yarmouth Road N.W.

Pickerington, OH 43147

(614) 864-6400

April 18, 2014

VIA EDGAR TRANSMISSION

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel,

   and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	R.G. Barry Corporation

Form 10-K for the Fiscal Year Ended June 29, 2013

Filed September 11, 2013

File No. 001-08769

Comment Letter Dated March 13, 2014

Dear Ms. Jenkins:

This letter is in response to the comments of the Securities and Exchange Commission (the “Commission”) provided in your letter dated March 13, 2014, related to the Annual Report on Form 10-K of R.G. Barry Corporation (the “Company,” “we” or “our”) for the fiscal year ended June 29, 2013 (the “2013 Form 10-K”). In responding to the Commission’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We take very seriously our responsibility to provide complete and accurate disclosures to the users of the information included in our filings. In preparing this information, we review the disclosure requirements established by the various governing bodies and reach a conclusion as to what is appropriate. We also consult with our independent registered public accounting firm and our legal counsel. We believe this process ensures that what we report is in compliance in all material respects with the applicable disclosure requirements. We will continue to employ this process in monitoring the changing disclosure requirements to ensure that we are in compliance.

The following includes each of your comments numbered to match the corresponding comment in your letter followed by our response.

Form 10-K for the Fiscal Year Ended June 29, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 23

1. In future filings, please expand your discussion to provide a more informative analysis of the underlying reasons for the significant changes you identify and discuss any known material trends or uncertainties that will have a material impact on your revenues or income to provide investors with a greater understanding of the fluctuations in your business. In your revised disclosure, please also quantify the extent to which each item contributed to the overall change between periods. Please provide us your proposed disclosures.

Response:

We acknowledge and have carefully considered the Commission’s comment. We will expand our discussion with respect to “Consolidated Results of Operations” in future filings as requested in Comment 1.

As requested in Comment 1, please see our proposed disclosure for this section below (using for this purpose fiscal 2013 and fiscal 2012 results) where we have quantified the extent to which each item contributed to the overall change between periods.

Consolidated Results of Operations

Listed below are excerpts from our consolidated statements of income for fiscal 2013 and fiscal 2012:

(all amounts in 000’s)	Fiscal 2013	% of Net Sales	Fiscal 2012	% of Net Sales	Increase/ (Decrease)
Net sales	$147,013	100.0	$155,938	100.0	$(8,925)
Gross profit	63,944	43.5	67,168	43.1	(3,224)
Selling, general and administrative expenses	42,964	29.2	43,795	28.1	(831)
Operating profit	20,980	14.3	23,373	15.0	(2,393)
Other income and interest (expense), net	531	0.4	(113)	(0.1)	644
Income before income taxes	21,511	14.6	23,260	14.9	(1,749)
Income tax expense	8,254	5.6	8,711	5.6	(457)
Net earnings	13,257	9.0	14,549	9.3	(1,292)

Consolidated net sales decreased by 5.7% reflecting a decrease in net sales in the Footwear segment, offset in part by an increase in net sales in the Accessories segment. The decrease in net sales in the Footwear segment of $15.0 million, or 12.2%, was primarily associated with customers in the department store channel of approximately $5.3 million, the mass merchandising channel of approximately $5.3 million, and the warehouse club and discount customer channels of approximately $2.7 million, offset in part by an increase in net sales to customers in the catalog, dot com and televised retailer channels of approximately $1.9 million. The decrease in net sales reflects the strategic decision to divest of lower margin businesses within our Footwear segment. Within the Accessories segment, net sales increased by $6.1 million, or 18.6%, reflecting primarily increased net shipments to customers in the discount customer channel of approximately $1.7 million, the department store customer channel of approximately $0.7 million with the remainder of the increase reflected in a variety of other customer channels.

Consolidated gross profit dollars decreased by 4.8%, but gross profit as a percentage of net sales increased by 40 basis points. The 4.8% decrease in gross profit dollars was primarily due to the lower overall sales volume noted above; while the increase of 40 basis points in gross profit as a percentage of net sales primarily reflected an increase of the higher gross margin Accessories segment’s share of consolidated net sales which grew from 27% of consolidated net sales in fiscal 2012 to 33% of consolidated net sales in fiscal 2013.

Consolidated SGA expenses in dollars decreased by $0.8 million or 1.9%, primarily due to a $1.5 million decrease in incentive bonus expense, which reflected a reduction in operating performance as compared to last year and a $0.3 million decrease in marketing expense in the Footwear segment. These decreases were offset, in part, by an increase of $1.1 million of selling related expenses in the Accessories segment, which is in-line with our long-term strategic growth goals for this segment, with the remaining offset of $0.1 million in a broad range of corporate related areas.

Consolidated other income increased approximately $0.6 million, which reflected higher levels of royalty income associated with our current licensing agreements of approximately $0.5 million; consolidated interest expense was nominally lower.

The effective tax rates for fiscal 2013 and fiscal 2012 were 38.4% and 37.5%, respectively. The difference between the fiscal 2013 effective tax rate of 38.4% and the fiscal 2013 statutory tax rate of 35% was primarily due to $0.8 million of state income taxes expenses, net of federal income tax. The change in the effective tax rate year-over-year was primarily due to the beneficial effect in fiscal 2012 of $0.3 million related to the revaluing of our deferred tax assets at higher tax rate levels based on future rates expected for the Company.

Based on the results of operations noted above, we reported a decrease in consolidated net earnings of 8.9% at $13.3 million or $1.15 per diluted common share for fiscal 2013, as compared to $14.5 million or $1.27 per diluted share for fiscal 2012.

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

(e) Short-Term Investments

2. You maintain investments in marketable securities classified as available-for-sale. Please disclose in future filings the information required by ASC 320-10-50-2 and 50-3, as applicable. Please provide us your proposed disclosures.

Response:

We acknowledge and have carefully considered the Commission’s comment. As requested in Comment 2, we will disclose in future filings the information requested by ASC 320-10-50-2 and 50-3, as applicable. We have not historically disclosed the items below as there were none:

•	Total other-than-temporary impairment recognized in accumulated other comprehensive income

•	Total gains for securities with net gains in accumulated other comprehensive income

•	Total losses for securities with net losses in accumulated other comprehensive income

Our proposed disclosure is as follows (using for this purpose our financial position at June 29, 2013)

At June 29, 2013, as part of its cash management and investment program, the Company maintained a portfolio of $17,694 in short-term investments, comprised of $11,705 of marketable investment securities and $5,989 in other short-term investments. The marketable investment securities are classified as available-for-sale and consist of variable rate demand notes with a cost basis and aggregate fair value of $11,705. The interest rates on these variable rate demand notes reset weekly and can be called or put within seven days.

Note 2. Fair Value Measurements, page 50

3. In future filings, please disclose the valuation technique(s) and the inputs used for the fair value measurements categorized within Level 2. Refer to ASC 820-10-50-2(bbb). Please provide us your proposed disclosures.

Response:

We acknowledge and have carefully considered the Commission’s comment. We will provide disclosure on the valuation techniques used in valuing Level 2 category assets and liabilities, as summarized and presented in our footnote on Fair Value Measurements. This expanded disclosure will be made on all our future filings with the SEC.

Footnote 2 from our 2013 10-K document is shown below, with additional disclosure language highlighted in bold below to show how we intend to implement this change in future filings.

(2)	Fair Value Measurements

Fair Value of Financial Instruments

Cash, cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses, and short-term notes payable, as reported in the consolidated financial statements, approximate their fair value because of the short-term maturity of those instruments. The fair value of the Company’s long-term debt is based on the present value of expected cash flows, considering expected maturities and using current interest rates available to the Company for borrowings with similar terms. The carrying amount of the Company’s long-term debt approximates its fair value. The fair value of the Company’s long-term debt is disclosed in “Note (6) — Short-term Notes Payable and Long-Term Debt”.

The following table presents assets and liabilities that were measured at fair value on a recurring basis at June 29, 2013:

		Fair Value Measurements at Reporting Date Using:
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available-for-sale securities	$11,705	—	$11,705	—

Total	$11,705	—	$11,705	—

Liabilities:
Interest rate contract	$301	—	$301	—

Total	$301	—	$301	—

The following table presents assets and liabilities that were measured at fair value on a recurring basis at June 30, 2012:

		Fair Value Measurements at Reporting Date Using:
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available-for-sale securities	$17,145	—	$17,145	—

Total	$17,145	—	$17,145	—

Liabilities:
Interest rate contract	$472	—	$472	—

Total	$472	—	$472	—

For the financial assets and liabilities included in Level 2 of the fair value hierarchy as summarized above, the following describes the Company’s valuation approach. Available-for-sale securities consist of variable rate demand notes and other short term investments; the valuation of these investments, at the end of each respective reporting period, was based on the underlying interest rate curve in the market and credit standing of the respective investee companies associated with these investments. Valuation for these assets was based on commercial banker quotes using a market approach, which utilized these factors in their valuation of the investments at the end of each such reporting period. Liabilities consisted of interest rate contracts, which were valued at the end of each respective reporting period using an income approach based on the interest rate contract provisions, the credit standing of the Company and respective investee companies and the current underlying interest rate curve in the market as of the end of each respective reporting period.

Note 5. Goodwill and Other Intangible Assets, page 51

4. In future filings, please disclose the information about goodwill in total and for each reportable segment as required by ASC 350-20-50-1. Please provide us your proposed disclosures.

Response:

We acknowledge and have carefully considered the Commission’s comment. All Goodwill for the Company is associated with the Accessories reportable segment and reflects acquisitions of businesses occurring during the 3rd quarter of Fiscal 2011.

Using the information in the 2013 Form 10-K by way of example, we will add the disclosure in bold to the footnote content and demonstrate it in this partial excerpt from Note 5. We will include the additional disclosure on a going forward basis in future filings:

(5)	Goodwill and Other Intangible Assets

The Company uses the acquisition method of accounting for any business acquisitions and recognizes intangible assets separately from goodwill. The acquired assets and assumed liabilities in an acquisition are measured and recognized based on their estimated fair value at the date of acquisition, with goodwill representing the excess of the consideration transferred over the fair value of the identifiable net assets.

All of the Goodwill and indefinite life intangible assets were associated with the Accessories reporting segment of the Company and included the following:

	Goodwill	Trade names
Balance as of July 2, 2011	$15,510	$9,200
Acquired during fiscal 2012	—	—

Balance as of June 30, 2012	$15,510	$9,200
Acquired during fiscal 2013	112	—

Balance as of June 29, 2013	$15,622	$9,200

There were no similar goodwill or indefinite life intangible assets existing for the Footwear reportable segment of the Company at the end of each of these respective reporting periods.

Note 17. Segment Reporting, page 69

5. On page 4, you disclose your Foot Petals and Baggallini business units share similar characteristics that lend themselves to aggregation into the same reportable segment. Please provide us with the analysis you performed in determining each of the aggregation criteria in ASC 280-10-50-11, including economic similarity, were met. In doing so, please also provide us with a summary of key financial information for your Foot Petals and Baggallini business units for each fiscal year since their acquisition in fiscal 2011 and the latest interim period, as well as each subsequent fiscal year and interim period for which you have budgeting information. The key financial information for each business unit may include, but not be limited to, net sales, gross profit, operating income, income before taxes, capital expenditures and identifiable assets. Please show each profit measure in dollars and as a percentage of sales. Please also show both the dollar and percentage changes from period to period in your analysis. Please reconcile the information in your analysis to the amounts presented in your segment footnote or elsewhere in your financial statements.

6. In addressing the preceding comment, please include detailed explanations for any apparent differences in economic characteristics and trends for a given business unit when compared to the other business unit for a given period or over several periods. Please also explain why each of these differences would not be considered an indication of differences in economic characteristics between the business units and your basis for concluding that each difference is temporary

7. To the extent that (a) either the Foot Petals business unit or the Baggallini business unit met the quantitative thresholds in ASC 280-10-50-12 and the other business unit did not and (b) all of the aggregation criteria in ASC 280-10-50-11 were not met, please also tell us how you considered the guidance in ASC 280-10-50-15 and ASC 280-10-55-33 through 55-34 in determining these two business units still met the requirements for inclusion in the same reportable segment.

Consolidated Response to Questions 5-6-7:

We acknowledge and have carefully considered the Commission’s comments. The Company has two reportable segments (Footwear and Accessories), with three business units (Footwear, Baggallini and Foot Petals).

All three operating segments exceed the quantitative threshold criteria of ASC 280-10-50-12 and none rely on that criterion as the basis for not being treated as a separate segment for disclosure purposes. We have aggregated our Baggallini and Foot Petal operating segments into the Accessories reportable segment, based on the aggregation criteria under ASC 280-10-50-11; a second reportable segment for disclosure purposes is our Footwear business unit.

Following its acquisition of the key business assets of Foot Petals (January 2011) and Baggallini (March 2011) during the 3rd quarter of fiscal 2011, the Company performed its segment reporting analysis and reaffirmed it in each of the succeeding year. Our documented analyses as prepared and reaffirmed over time is provided below:

The aggregation guidelines as provided under ASC 280-10-50-11 provide that where certain aspects and long-term economic characteristics are similar, combined segment reporting is permitted when all aggregation criteria are met. Qualitative criteria listed under this ASC section include:

1.	Nature of the products and services

a.	Our Baggallini and Foot Petals operating segments both deal in consumer accessory products (handbags/light luggage for Baggallini and comfort shoe/foot comfort products for Foot Petals) targeted to female consumers.

2.	Nature of production processes

a.	Both Baggallini and Foot Petals products are sourced by the Company from outside suppliers, and the Company operates in a buy/resale business model in both operating segments.

3.	Type or class of customer for products and services

a.	Our Baggallini and Foot Petals operating segments both engage in sales substantially to similar types of wholesale channel customers, who then resell to the end consumer.

4.	Methods used to deliver products or provide services

a.	Our Baggallini and Foot Petals operating segments both utilize third-party logistics vendors, which provide inventory receiving, warehousing and shipping services aimed primarily at supporting sales to their respective wholesale channel customers.

5.	Nature of regulatory environment, if applicable.

a.	Our Baggallini and Foot Petals operating segments both operate in an environment where they are not subject to standard regulatory oversight, outside of normal compliance with general business law.

Quantitative factors in evaluating aggregation criteria

The Accessories segment disclosures, and individual operating segments aggregated within this segment are shown below for each fiscal year since fiscal 2012 (acquired during Fiscal 2011) and latest interim period (1st Half, Fiscal 2014):

	Actual Dollars (in 000’s) as reported			Dollars as % of Net Sales			2013 over 2012
Accessories	1st Half Fiscal 2014	Fiscal 2013	Fiscal 2012	1st Half Fiscal 2014	Fiscal 2013	Fiscal 2012	Fiscal 2013	% Change
Net Sales	$17,980	$38,679	$32,602				$6,077	19%
Gross Profit	$10,209	$20,938	$18,268	57%	54%	56%	$2,670	15%
Operating Profit	$1,764	$7,543	$6,096	10%	20%	19%	$1,447	24%
Segment Assets	$50,721	$53,169	$49,466				$3,703	7%

Please see the supplemental information provided to the staff for a summary of net sales, gross profit, operating profit and total assets for the individual operating segments within the Accessories reportable segment, in each case for each fiscal year since fiscal 2012 (the acquisitions of the key business assets of the individual operating segments having occurred in fiscal 2011) as well as for the latest interim period (1st Half of fiscal 2014).

With respect to the individual operating segments (Baggallini and Foot Petals) contained within our Accessories segment, we have seen gross profit as a % of net sales for Foot Petals generally perform in a 62 to 63% range based on shifting customer mix (with more sales taking place in department stores and other customer channels) and a shift from sales of higher cost poron-based product to more inclusion of gel-based products. SGA expenses in support of Foot Petals growth were increased in fiscal 2012 to support higher sales volumes with beneficial sales increase coming in fiscal 2013, while supporting SGA expenses were held tight and decreased slightly year-over-year.

During the same time frame, Baggallini’s gross margin as a % of net sales started at 56% with a gradual decrease of gross margin into the 50 to 53% range. This relative shift was driven by expansion of the business through lower margin customer channels in fiscal 2012 and fiscal 2013; in fiscal 2013, we have applied additional selling, marketing and other costs to support future sales expansion into higher margin customer channels (as we have seen happen with Foot Petals) but the benefits of this higher supporting expense structure in the form of higher margin sales volumes is expected to be in front of us (in fiscal 2014 and beyond).

As shown in the table below, as both of these operating segments continue to evolve, we believe that long term their economic performance will be comparable and their respective gross profit as a percentage of sales will trend together as the business volumes and customer sales mix evolves. In addition, operating profit as a percentage of sales is expected to trend together as shown in the forecasted information in the table below:

Please see the supplemental information provided to the Staff for a summary of forecasted results for the individual operating segments within the Accessories reportable segment, in each case for fiscal 2014 through fiscal 2018.

Based on our assessment of both qualitative and quantitative aspects involved in assessing aggregation into a single segment for disclosure purposes, the Baggallini and Foot Petals operating segments have been appropriately aggregated into a single reportable segment (Accessories) for disclosure purposes and the segment disclosures, included in our consolidated financial statements filed with our 2013 Form 10-K with the Securities and Exchange Commission, fairly present the financial results for this reportable segment of the Company.

We believe that the explanations provided above are responsive to your comments.

Sincerely,

/s/ Jose G. Ibarra
Jose G. Ibarra
Senior Vice President - Finance and Chief Financial Officer